

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

David Boris
Co-Chief Executive Officer and Chief Financial Officer
Forum Merger II Corporation
1615 South Congress Avenue, Suite 103
Delray Beach,FL 33445

      Re: Forum Merger II Corporation
          Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
          Filed September 18, 2020
          File No. 1-38615

Dear Mr. Boris:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No.1 to Preliminary Proxy Statement on Schedule 14A filed September 18, 2020

General

1.   We note your response to comment two of our prior letter and reissue our comment in part. Please tell us the facts supporting your use of the exemption.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Boris
Forum Merger II Corporation
September 25, 2020
Page 2

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Elliott M. Smith, Esq.